Exhibit 99.2

Adaptimmune Engineered TCR T cell therapy Presentation Materials October 2015

Disclaimer This presentation contains “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995 (PSLRA), which statements may be identified by words such as “believe,” “may”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and other words of similar meaning. These forward-looking statements involve certain risks and uncertainties. Such risks and uncertainties could cause our actual results to differ materially from those indicated by such forward-looking statements, and include, without limitation: the success, cost and timing of our product development activities and clinical trials; our ability to submit an IND and successfully advance our technology platform to improve the safety and effectiveness of our existing TCR therapeutic candidates; the rate and degree of market acceptance of T-cell therapy generally and of our TCR therapeutic candidates; government regulation and approval, including, but not limited to, the expected regulatory approval timelines for TCR therapeutic candidates; and our ability to protect our proprietary technology and enforce our intellectual property rights; amongst others. For a further description of the risks and uncertainties that could cause our actual results to differ materially from those expressed in these forward-looking statements, as well as risks relating to our business in general, we refer you to our Form 20-F filed with the Securities and Exchange Commission on October 13, 2015 and our other SEC filings. We urge you to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements contained in this presentation speak only as of the date the statements were made and we do not undertake any obligation to update such forward-looking statements to reflect subsequent events or circumstances. We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

Investment Highlights Focused on affinity enhanced T-cell therapies for autologous T-cell therapeutics to treat cancer Lead clinical candidate targeting NY-ESO T is in multiple human studies and has shown efficacy in solid tumors and hematologic cancer types Synovial sarcoma – 5 responses seen in first 11 patients (incl. 1 CR) Multiple myeloma in ASCT setting – 59% nCR/CR rate IND for next TCR program approved, patients enrolling late 2015 (MAGE A10) Strategic collaboration with GSK: up to $350 million in milestones over 7 years, initially focused on NY-ESO NASDAQ Listing (ADAP) 70.8 million ADSs outstanding (1 ADS : 6 Shares) IPO proceeds of $176m Cash plus asset investments at 30 June 2015 of $284m

TCR Platform built up over 15 years 1999-2006 Avidex formed on basis of TCR technology from Oxford University Acquired by Medigene (2006) 2008 Adaptimmune formed as a virtual company with UPenn collaboration 2011-2014 Adaptimmune establishes R&D infrastructure and delivers promising clinical data 2014 Strategic collaboration with GSK + $104m Series A Funding Round 2015 IPO on Nasdaq (ADAP) Net proceeds ~$176m PHILADELPHIA ( ~50 FTEs ) OXFORD ( ~140 FTEs )

Experienced Management Team and Board Executive Management Name: Title: Experience: James Noble, MA, FCA CEO & Co-Founder Helen Tayton-Martin, PhD MBA COO & Co-Founder Adrian Rawcliffe CFO Rafael Amado, MD CMO Gwen Binder-Scholl, PhD EVP, Adaptimmune LLC Board of Directors Name: Affiliation: Experience: Jonathan Knowles, PhD, Chairman Independent James Noble, MA, FCA CEO & Co-Founder David Mott NEA Ali Behbahani, MD NEA Peter Thompson, MD OrbiMed Elliott Sigal, PhD NEA Ian Laing Independent Larry Alleva Independent Institutional Investors

TCRs recognize intracellular cancer antigens The TCR is the natural mechanism for T-cells to distinguish a diseased cell from a healthy cell All proteins, including intracellular ones, are processed and presented as HLA-peptide complexes which are recognized by TCRs Many cancer targets are intracellular – TCR therapeutics can access these targets

NY-ESO TCR MAGE A10 TCR 12 Research Programs 20+ Validated Targets NSCLC Other solid tumors TCR Candidate Rights Research Pre-IND Phase 1/2 Comments First cohort completed. Two further cohorts enrolling 1st trial published in NMED 2nd trial (no auto SCT) in 2016 Continuing enrollment Initiating in 2015 IND open Breast, GI, Bladder, H&N under consideration Wholly-owned internal programs: multiple INDs 2017 onward in multiple cancer indications Hepatocellular cancer AFP TCR Completing pre-clinical safety assessment Adaptimmune GSK option to license ADAP Pipeline: Robust Pipeline of T-Cell Receptors Synovial Sarcoma Multiple myeloma (w/ and w/o auto-SCT) Ovarian, Melanoma NSCLC GSK Collaboration Worldwide Worldwide Worldwide Worldwide Esophageal Investigator-initiated study paused* * Investigators carrying out study have voluntarily suspended patient recruitment pending investigation of a patient death occurring 46 days after T-cell infusion.

Platform and Differentiation

Finding the Right Targets Tumour cell Only low risk targets selected for TCR programs Over thirty validated targets and growing Engineered TCRs Safety Testing Robust Manufacturing Validated Targets Mass spectrometry Confirms surface expression and expression on tumor cells (i.e. not normal tissue)

Finding the Right TCR Affinity Safety Testing Robust Manufacturing Validated Targets Engineered TCRs Proprietary ability to make optimum engineered TCRs 1mM 100µM 10µM 1µM Individual TCRs in test panel Natural T cell Response – natural affinity TCR Adaptimmune engineered TCR T cell response Increasing TCR affinity Soluble TCRs Phage Display Multiple Panels of TCRs Multiple TCRs Potency Cross-reactivity

3D primary cultures and iCells Normal Primary Cell Screen Molecular Analysis Human Cell Testing Whole Blood Assay Allo-reactivity Screen “Core motif” identification Core motif genome search X-scan peptide mapping Redefined completely following two deaths on MAGE A3 study in 2011/12* *Linette et al, Blood (2013) Cameron et al, Science Translational Medicine (2013) Clinical Candidate Enhanced Affinity TCR(s) Systematic safety analysis of real/possible off-target activity Proprietary Safety Testing Engineered TCRs Safety Testing Robust Manufacturing Validated Targets

Proprietary Process for Manufacturing Leukapheresis Prepare patient with lymphodepletion Collection Infusion Natural T-cells isolated from patients Genes encoding enhanced TCR delivered to patient’s natural T-cells Lentiviral vector Enhanced T-cells expanded Exclusive license to DynaBeads® CD3/CD28 Beads Vein to vein in 17 to 24 days Frozen, tested for release Engineered TCR Engineered TCRs Safety Testing Robust Manufacturing Validated Targets

NY-ESO in Synovial Sarcoma

ADAP Phase I/II Study in Synovial Sarcoma Generally incurable; 75% to 80% of patients do not survive past two to three years First line therapy: radiotherapy and chemotherapy, surgical resection where possible Study Design: Multicenter pilot study in 11 patients, objectives: Determine the response rate following NY-ESO-1 Specific T cells Persistence and expansion of engineered T-cells and correlate this with clinical response Patients conditioned with high-dose fludarabine and cyclophosphamide followed two days later by NY-ESO T-cell infusion Fludarabine Cyclophosphamide -5 -4 -3 -2 -1 0 NY-ESO T Cells (1 billion cells / kg; max 40 billion) 7 30 60 90 Day on Study Response Assessments

Synovial Sarcoma Encouraging Response Rate, Tolerability and Persistence Of the first 11 patients, five responded: Only T-cell technology to show clinical anti-tumor response in a solid tumor Two non responders potentially under-dosed Two new cohorts initiated One cohort assessing low expressers, the other assessing removal of fludarabine Data expected from first cohort in November 2015 Generally well tolerated Evidence of pseudo-progression and gradual reductions in tumor burden with evidence of NY-ESO TCR+ T-cells in resected tumor Expansion of T-cells and ongoing responses occurred without high dose IL-2 administration Persistence of engineered T-cells out to one year following cell infusion

ADAP Phase I/II Study in Synovial Sarcoma Radiographic Pseudoprogression and Response of Lung Metastases Baseline: Bilateral Miliary Metastatic disease Day +2: Pseudoprogression due to Immune Infilration Day +101: Complete Response Patient 201 NY-ESO C-Reactive Protein AACR April 2015

NY-ESO TCR T cells administered ADAP Phase I/II Study in Synovial Sarcoma Partial Response Followed by Tumor Resection in Sarcoma One month post NY-ESO TCR T cells Two months post NY-ESO T cells Source: Merchant, CTOS, 2014 ~ 70% reduction in lesion size at 2 months after administration of NY-ESO T-cells The lesion was then deemed capable of resection

NY-ESO in Multiple Myeloma

ADAP Phase I/II Study in Multiple Myeloma Study Design US prevalence: 77,600 cases - approximately 27,000 new cases expected in 2015 Average five-year survival rates are estimated to be less than 45 percent Study Design: All enrolled patients (n=25) had symptomatic myeloma with active disease High risk population Average of 3 prior Rx (5 prior ASCT) Twelve with cytogenetic abnormalities, including seven categorized as high-risk Patients conditioned with high-dose melphalan followed 2 days later by ASCT Stem Cells High dose melphalan -2 0 +2 NY-ESO T Cells (1-10 billion total cells) 42 100 180 270 Day on Study Response Assessments (marrow / myeloma markers)

ADAP Phase I/II Study in Multiple Myeloma Compelling Response Rate Compared to Published Literature Two year overall survival (OS) and progression free survival (PFS) as of April 2015 16/25 patients remain alive; 8/25 remain in remission Median PFS = 19.1 months Median OS = 32.1 months 59 percent (13/22) response rate (RR: CR + NCR); 90 percent Overall Response Rate (ORR: VGPR/nCR/CR/PR) Percent of Patients with nCR/CR NY-ESO T cell Response Rate at Day 100 Compared to Historical Published Data 24% 38% 59% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Transplant only* Transplant + Bortezomib* Adaptimmune NY-ESO T cells + Transplant

ADAP Phase I/II Study in Multiple Myeloma Encouraging Tolerability and Persistence Generally well tolerated - all SAEs possibly related to the NY-ESO T-cells resolved No clinically apparent cytokine release syndrome despite high IL-6 levels CAR-Ts have been associated with severe adverse events attributable in part to grade 3 or 4 cytokine release syndrome No need for high dose IL-2 to support engineered T-cell persistence Prolonged persistence and trafficking of cells detected - cells persist >6 months in most patients Infused cells remain functional, without exhaustion, and include a diversity of phenotypes

Indication Research Pre-IND Phase 1/2 GSK option to license ADAP Pipeline: Next Steps with NY-ESO Cohort 1: High NY-ESO expression, 12 patients Synovial Sarcoma Cohort 2: Low NY-ESO expression, 10 patients Cohort 3: Removal of fludarabine, 10 patients Cohort 1: Autologous SCT, 25 patients. Data published in N.Med. Multiple myeloma Cohort 2: No autologous SCT, 10 patients; 2016 Cohort 1: 10 patients; 45 mg/kg Cy conditioning Ovarian Cohort 1: 6 patients Melanoma Paused pending investigation of day 46 death Esophageal Non-small cell lung cancer 10 pts, Stage IIIb / IV NSCLC; enrollment in 2H15 Investigator initiated study Status Complete Enrolling Enrolling Complete Enrolling Enrolling Enrolling Enrolling Q4 2015 Voluntarily Paused

MAGE A10 Next proprietary target

MAGE A10 expression from cancer genome atlas (TCGA) breast bladder lung head & neck melanoma ovarian NIH RAC March 2015 MAGE A10 – A multi-cancer target testis RNAseq (Log scale) GTEx Portal MAGE A10 expression is absent/low in most adult non-reproductive tissue tissues

IND for MAGE A-10 TCR therapeutic filed Preclinical testing complete NIH RAC approval obtained: March 10, 2015 IND approved: announced July 2, 2015 Initial trial in NSCLC expected to open in 2015 Basket study anticipated in 2016 in multiple cancers potentially including bladder, head and neck, breast and GI cancers.

MAGE-A10 TCR Indication Research Pre-IND Phase 1/2 ADAP Pipeline: Next Steps Wholly-owned ADAP Targets IND open Non-small cell lung cancer (NSCLC) Basket study: Solid tumors Safety testing ongoing; IND planned 1H16 Hepatocellular cancer 12 undisclosed cancer targets AFP TCR Research programs Adaptimmune 30 undisclosed cancer targets Validated targets Status Enrollment Q4 2015 Enrollment in 2016 IND 2017 IND planned 1H 2106 INDs from 2017+ Generation 2 Research & Safety testing ongoing

GSK Collaboration

The GSK Strategic Collaboration Announced June 2014: Up-front payment £25 million GSK has option to license NY-ESO at end of Phase 1/2 studies Adaptimmune conducts all clinical and non-clinical development work Enables Adaptimmune to optimize regulatory, vector, cell processing, analytical, automation, diagnostic, cell improvements, etc. GSK can nominate up to four other targets, but not MAGE A-10 or the designated targets in our ongoing research programs Up to $350m in funding and milestones in first seven years Covers milestones for 3 of 5 targets; assuming 2 have MAs filed in US and EU First four milestones already reached Royalties (mid-single to low double digit) and sales milestones payable

Large un-partnered pipeline with ability to target almost all major tumors Adaptimmune GSK 20+ Additional validated targets Twelve new targets selected for development Not yet nominated; programs with work ongoing are excluded Pool of 3: ADAP keeps 2 NY-ESO MAGE-A10 AFP 30+ validated therapeutic targets preferentially expressed in cancer cells

Key 2015/2016 Milestones YTD and Anticipated Q1 2015 Additions to Adaptimmune senior leadership team April 2015 AACR presented full cohort data for NY-ESO in Sarcoma and MM May 2015 IPO raises $176m net proceeds Q2 2015 Filing and acceptance of IND for Phase 1/2 studies for MAGE A-10 Q3 2015 Publication of Nature Medicine paper Q3 2015 Initiation of further NY-ESO cohorts in sarcoma 2H 2015 NSCLC study to open with NY-ESO 2H 2015 Initiation of Phase 1/2 studies for MAGE A-10 2H 2015 Work with GSK to accelerate Synovial Sarcoma program 1H 2016 File IND for AFP 2016 Expansion beyond oncology 2016 Additional Phase 1/2 data from NY- ESO clinical studies in: Sarcoma Ovarian Lung Melanoma Myeloma 2H 2016 Initiate AFP study in hepatocellular cancer 2H 2016 Initiate combination studies 2H 2016 First data on MAGE A10 studies 2H 2016 Initiate MAGE A-10 “Basket Study” 2017 Development of Generation 2 TCRs 2017 + Multiple INDs for new TCR therapeutic candidates 2015 2016

Adaptimmune (NASDAQ: ADAP) Clinical stage biopharmaceutical company located in Oxfordshire, UK and Philadelphia, PA Developing engineered T-cell receptors (TCRs) to target cancer cells which the natural immune system cannot detect Highly differentiated among immuno-oncology peers due to proprietary integrated technology platform for TCR discovery, engineering and development Lead clinical candidate (NY-ESO) has promising risk/benefit profile and has demonstrated efficacy in solid tumors and hematologic cancer types IND for newest TCR program (MAGE A10) accepted by FDA; enrollment to begin in 2015 Anticipate new INDs for new TCR candidates each year from 2017 onwards Cash plus asset investments at 30 June 2015 of $284m, approximately 3 years’ cash burn

Adaptimmune Engineered TCR T cell therapy Presentation Materials October 2015